08029021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Juniper Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue - 40th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

OATH OR AFFIRMATION

I, EILEEN KOTECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Juniper Capital Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MEMBER

Title

KENNETH MERLO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02ME5076765
Qualified in New York County
My Commission Expires June 09, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure
[x] (p) Statement of Cash Flows

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

To the Members of
Juniper Capital Group, LLC

We have audited the accompanying statement of financial condition of JUNIPER CAPITAL GROUP, LLC as at December 31, 2007 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note I to the financial statements, the Company has not determined the cost of its defined benefit plan in accordance with generally accepted accounting principles in the United States, which require the cost of employees' pensions to be recognized as the difference between plan assets at fair value and the benefit obligation, not as the plan is funded. Also, the financial statements do not include certain supplemental information concerning the pension plan, which is required to be disclosed under generally accepted accounting principles. As a result of the foregoing, we were unable to determine the extent of the departure from generally accepted accounting principles.

In our opinion, except for the effect of such adjustments, if any, resulting from the matter discussed in the previous paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Juniper Capital Group, LLC at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effect of such adjustments, if any, resulting from the matter referred to in the second preceding paragraph, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2008

SEC
Mail Processing
Section
FEB 29
Washington, DC
100

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2007

ASSETS

Current assets:	
Cash	$ 396,053
Accounts receivable	16,740
Prepaid expenses and other current assets	36,200
Total current assets	**448,993**
Fixed assets	**2,261**
Less accumulated depreciation	**411**
Total fixed assets	**1,850**
TOTAL	**$ 450,843**

LIABILITIES

Accounts payable and accrued expenses	**$ 306,040**

MEMBER'S EQUITY

Member's equity	**144,803**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 450,843**

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Net revenues		$ 2,399,677
Expenses:		
Consulting	$ 1,749,548	
Wages	310,000	
Professional fees	168,318	
Pension	81,471	
Travel	49,589	
Dues and fees	18,611	
Payroll expenses	13,117	
Telephone and Internet	11,022	
Medical insurance	8,977	
Meals and entertainment	4,626	
Charitable donations	4,190	
Office	2,204	
Bank charges and interest	1,410	
		2,423,083
Income before "FINRA" consolidation payment		(23,406)
"FINRA" consolidation payment		35,000
NET INCOME		$ 11,594

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Total Member's Equity
Balance - January 1, 2007	$ 133,209
Net income	11,594
Balance - December 31, 2007	$ 144,803

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 11,594
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	411
Net changes in assets and liabilities:	
Accounts receivable	18,260
Prepaid expenses	(30,160)
Accounts payable and accrued expenses	226,938
Net adjustments	215,449
Net cash provided by operating activities	227,043
Cash flows from investing activities:	
Purchase of equipment	(2,261)
NET INCREASE IN CASH	224,782
Cash - January 1, 2007	171,271
CASH - DECEMBER 31, 2007	$ 396,053

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007

NOTE A - Organization

Juniper Capital Group, LLC (the "Company"), a wholly owned entity of the Juniper Group, LLC (the "Parent") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company derives its revenue from the private placement of securities and the provision of consulting services.

Revenue from consulting services is recognized as services are performed.

Revenue from private placements is recognized when the transaction is finalized.

NOTE B - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated in the same manner as a partnership under the applicable provisions of the income tax laws. The Company is a single member limited liability company; accordingly, no income taxes are incurred by the Company as earnings and losses flow directly to the parent.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of approximately $90,000, which was approximately $70,000 in excess of the net required minimum capital of $20,403. Under certain circumstances, withdrawals of capitals may be restricted.

(Continued)

JUNIPER CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007
-2-

NOTE D - Fee Income

In 2007, one large fund accounts for 48% of total income.

NOTE E - Exemption from SEC Rule 15c 3-3

The Company is exempt from SEC Rule 15c 3-1 under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE F - Related Party Transactions

The Company paid consultant's fees of $268,040 to the managing member of the parent Company.

NOTE G - Concentration of Credit Risk

The Company maintains cash balances at a large money center bank. At December 31, 2007, cash balances of approximately $396,000 were on deposit; these deposits are insured to a maximum of $100,000 by the Federal Deposit Insurance Corporation.

NOTE H - "FINRA" Consolidation Payment

The Company was subject to regulation by the National Association of Securities Dealers (NASD). On November 28, 2006, the NASD and NYE Group announced a plan to consolidate their members' regulation into a new organization, Financial Industry Regulation Authority (FINRA). As a result of this consolidation, in August 2007 all members of the NASD received a one time payment of $35,000 from FINRA.

(Continued)

JUNIPER CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007
-3-

NOTE I - Employee Retirement Plans

In December 2007, the Company adopted a noncontributory defined benefit plan covering its sole employee. Under the provisions of the plan, the Company's policy is to fund pension costs by making actuarially determined annual deposits to the plan. The expense associated with the plan for the year ended December 31, 2007 is $67,971. The liability for such amount is included with accrued liabilities at December 31, 2007.

Generally accepted accounting principles, pursuant to Financial Accounting Standards Board Statement No. 158, Employers Accounting for Defined Benefit Pension and other Postretirement Plan (FASB 158), require that the cost of employees' pensions recognize the funded status of the plan measured as the difference between plan assets at fair value and the actuarially determined benefit obligation. The Company has not computed its pension expense pursuant to FASB 158. The Company has also not included in its financial statements the required disclosures pursuant to FASB 158.

In December 2007, the Company adopted a 401(k) profit sharing plan for its sole employee. Contributions to the plan are at the discretion of the Company. The expense associated with this plan for the year ended December 31, 2007 is $13,500. The liability for such amount is included with accrued liabilities at December 31, 2007.

SUPPLEMENTARY SCHEDULE

SCHEDULE 1

JUNIPER CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2007

Net Capital:		
Total member's equity before nonallowable assets		$ 144,803
Less: Accounts receivable	$ 16,740	
Prepaid expenses	36,200	
Fixed assets	1,850	54,790
Net capital		90,013
Minimum net capital required		20,403
Excess net capital		**$ 69,610**
Capital Ratio:		
Aggregate indebtedness to net capital		3.40 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	**$ 241,256**
Adjustments to record additional revenues receivable and expenses payable	**(151,243)**
Balance - December 31, 2007	**$ 90,013**

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

**To the Members of
Juniper Capital Group, LLC**

In planning and performing our audit of the financial statements and supplemental schedule of Juniper Capital Group, LLC (the Company) for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

**To the Members of
Juniper Capital Group, LLC**

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did identify the following deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Juniper Capital Group, LLC for the year ended December 31, 2007 and this report does not affect our report thereon dated February 28, 2008. As a result of our audit, the Company recorded 24 adjusting journal entries. The effect of such entries was to decrease the net income and members' equity by approximately $270,000. Many of these entries were to correct bookkeeping errors or to record accruals and other adjustments that should have been made by the Company. Others were to record reclassifications of account balances necessary for a fair presentation under generally accepted accounting principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the material weakness stated in the prior paragraph, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

To the Members of
Juniper Capital Group, LLC

Page Three

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2008

END